UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SOLENO THERAPEUTICS, INC.

(Name of Subject Company)

SOLENO THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per Share

(Title of Class of Securities)

834203200

(CUSIP Number of Class of Securities)

Anish Bhatnagar

Chief Executive Officer

100 Marine Parkway, Suite 400

Redwood City, CA 94065

(650) 213-8444

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Elton Satusky

Robert T. Ishii

Douglas K. Schnell

Catherine Riley Tzipori

Wilson Sonsini Goodrich & Rosati Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing contains the following information and documents relating to the transactions contemplated by the Agreement and Plan of Merger, dated as of April 5, 2026, by and among Neurocrine Biosciences, Inc., Sigma Merger Sub, Inc. and Soleno Therapeutics, Inc.:

•	The information set forth under Items 1.01, 8.01 and 9.01 of the Current Report on Form 8-K filed by Soleno Therapeutics, Inc. on April 6, 2026 (including all exhibits attached thereto), which information is incorporated by reference.

•	Exhibit 99.1: Social Media Post

•	Exhibit 99.2: Employee Letter

•	Exhibit 99.3: Employee FAQ

•	Exhibit 99.4: Employee Town Hall Presentation

•	Exhibit 99.5: KOLs- Patient Advocacy Groups Letter

•	Exhibit 99.6: Prescribers – Physicians Letter

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Social Media Post

Exhibit 99.2	Employee Letter

Exhibit 99.3	Employee FAQ

Exhibit 99.4	Employee Town Hall Presentation

Exhibit 99.5	KOLs- Patient Advocacy Groups Letter

Exhibit 99.6	Prescribers – Physicians Letter